FORM AW – AMENDMENT WITHDRAWAL REQUEST

December 10, 2010

VIA EDGAR

U.S. Securities Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Floating Rate Income Fund

(File Nos. 333-167243 and 811-21494)

Dear Mr. Grzeskiewicz:

On behalf of the Nuveen Floating Rate Income Fund (the “Fund”), I hereby submit this application for withdrawal of a post-effective amendment to the Fund’s Registration Statement on form type POS 8C, filed on November 30, 2010.

The amendment was filed as a POS 8C and was intended to be filed on form type 486BPOS. The amendment was refiled unchanged as a 486BPOS on December 2, 2010 (Acc. No. 0001193125-10-272910).

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Kathleen Long at 202.739.5391.

Very truly yours,

/s/ Kevin J. McCarthy

Kevin J. McCarthy

Vice President and Secretary